press release

ArcelorMittal publishes convening notice for Annual General Meeting of shareholders

Luxembourg, 6 April 2018 - ArcelorMittal has published a convening notice for its Annual General Meeting of shareholders, which will be held on 9 May 2018 at 11.30 a.m. CET at the company’s registered office, 24-26, Boulevard d’Avranches, L-1160 in Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 25 April 2018 at midnight (24:00 hours) CET.

The convening notice, the Annual Report 2017, the Form 20F 2017, the voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/ under “Investors – Equity investors – Shareholders’ meetings – Annual General Meeting 9 May 2018” from 6 April 2018. Shareholders may obtain, free of charge, a copy of the Annual Report 2017 (in English) at ArcelorMittal's registered office, by calling +352 4792 3198, or by emailing privateinvestors@arcelormittal.com